UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number:  001-34149

DJSP ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

900 South Pine Island Road
Suite 400
Plantation, Florida 33324
Tel: (954) 233-8000, ext. 2024
Fax: (954) 233-8570
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________.

Appointment of New Executive Officer

On November 19, 2010, DJSP Enterprises, Inc., a British Virgin Islands company, limited by shares (the “Company”), issued a press release announcing the appointment, effective November 19, 2010, of Stephen J. Bernstein as Chairman of the Board of Directors, President and Chief Executive Officer of the Company.  At the time of his appointment, Mr. Bernstein was serving as the Company’s Interim Chairman of the Board.  Mr. Bernstein will also serve in a comparable role at the Company’s principal subsidiaries, DAL Group, LLC and DJS Processing, LLC.  A copy of the press release is attached hereto as Exhibit 99.1.

Mr. Bernstein was appointed to the Company’s Board of Directors on March 2, 2010 and as Interim Chairman of the Board on October 18, 2010.  Prior to his appointment as an officer of the Company, Mr. Bernstein managed his own real estate firm, Benchmark Group of Florida, since 2002.  Through his real estate firm, he has acquired, managed, repositioned, leased, developed, and sold property, both as a principal and for third parties.  Property types have included office, industrial, retail and residential.  In addition, he has served as an advisor to private equity companies, investment funds and individual investors.  From 1998 to 2002, Mr. Bernstein served as a mergers and acquisitions and business development executive for AutoNation, Inc. and Cisneros Television Group, respectively.  From 1996 to 1998, Mr. Bernstein was an Associate and Vice President at Genesis Merchant Group and Latin American Trade Finance, respectively.  In those positions, he worked on public offerings, private placements and mergers and acquisitions transactions for high tech, biotech, media and energy companies. Before graduate school, Mr. Bernstein worked for PKF Consulting and Ernst and Young in their real estate groups, where he advised developers, owners and lenders, and later for Bechtel Investments as an asset manager in the real estate division. Mr. Bernstein received his Bachelors of Science from Cornell University in 1989, and an MBA with high distinction from the University of Michigan in 1996.  Mr. Bernstein is 44 years old.

Mr. Bernstein will receive an annual base salary of $500,000, which will be reviewed by the Compensation Committee of the Board of Directors of the Company within the next 90 days.

Resignation of Director and Executive Officer

Mr. Bernstein succeeds David J. Stern who, effective November 19, 2010, resigned as President and Chief Executive Officer and a member of the Board of Directors of the Company and also as an officer and manager of its subsidiaries, to permit Mr. Stern to focus on the operations of his law firm.  In connection with his resignation, the Employment Agreement between the Company and Mr. Stern was terminated, effective November 19, 2010, other than provisions dealing with confidentiality, non-competition, non-solicitation of employees, reimbursement of expenses incurred during employment and directors and officers insurance coverage.  Mr. Stern is not entitled to any payments from the Company as a result of his resignation.

Other Events

The Company also has instituted a further staff reduction of 157 employees.

EXHIBITS

Exhibit No.	Description

99.1	Press release dated November 19, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 19, 2010	DJSP ENTERPRISES, INC.

	By:	/s/ Stephen J. Bernstein
Name: Stephen J. Bernstein
Title: President